UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 18, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on January 18, 2011, entitled "Notifiable trading”.

Notifiable trading

The shares purchased by DnB NOR on behalf of Statoil (OSE:STL, NYSE:STO) on 14 January 2011 for use in the group's share saving plan have on 18 January 2011 been distributed to the employees in accordance with their savings amount. In addition bonus shares have been distributed to employees related to the share saving plan for 2008.

Following this, the share saving plan has 5,233,574 shares. As participants in the share saving plan, the primary insiders below have been allocated shares in accordance with their saving plan in 2008, for a price of NOK 141.70 per share.

Name	Bonusshares	New share holding
Adams, Robert	648	3982
Bjørn, Benedikte Bettina	91	672
Dodson, Timothy	581	8379
Gjærum, Reidar	622	10642
Iversen, Einar Arne	215	3210
Lund, Helge	1703	35156
Mellbye, Peter	826	17359
Michelsen, Øystein	655	10413
Nafstad, Hilde Merete	341	2323
Reitan, Torgrim	653	9186
Sjøblom, Tove Stuhr	255	3603
Skeie, Svein	583	7884
Svaan, Morten	271	1922
Sætre, Eldar	826	14590
Thomsen, Kåre	614	10443
Torstensen, Siv Helen Rygh	265	1435
Øvrum, Margareth	1082	17579

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: January 18, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer